October 5, 2012

VIA EDGAR SUBMISSION

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re: Banco Santander, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
Form 6-K filed July 27, 2012
File No. 001-12518

Dear Mr. West:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 24, 2012 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F and 6-K. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 4. Information on the Company, page 22
B. Business overview, page 37
Latin America, page 41

1. We note your disclosure on page 42 that some variations in your balance sheet data are calculated in the currency of the country that is being described. We also note discussions throughout this section that refer to amounts and percentage changes in income in “local currency.” Based on your disclosure that these amounts eliminate the effect of exchange rates from the local currency to Euros, these measures appear to be non-GAAP measures as defined by Item 10(e) of Regulation S-K. Please revise your future filings to provide a reconciliation of these amounts to your results reported under IFRS.

Response

We acknowledge the Staff’s comment and we will revise our future filings to present the relevant historical financial information in Euros next to any financial information presented in local currency, as appropriate. In addition to presenting the historical financial information next to amounts or percentages in local currency, below please find the proposed disclosure to be included in our future filings regarding the purposes for which management uses local currency measures:

“Management makes use of certain financial measures in local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a)  of our consolidated financial statements.”

Below is an example of how we will present the financial information relating to our business units in future filings:

“Brazil …Total income rose 11.3% (11.2% in local currency, plus 0.1% due to exchange differences)…”

Assets, page 53
Exposure to sovereign counterparties by credit rating, page 60

2. We acknowledge that you are located within the peripheral Eurozone, and therefore, you have a significant amount of direct risk exposure to that geographical region. We also note your disclosure of direct sovereign and private sector exposure to the peripheral countries of the Eurozone at December 31, 2011 as well as your CDS purchased and sold that you have identified as indirect exposure. Please revise your disclosure in future filings to clarify how you define and identify indirect exposure to risks in the peripheral countries of the Eurozone, and describe the indirect risk exposures that you have identified. Also, address how you are monitoring and/or mitigating the effects of such indirect exposure as it relates to your overall risk management process. Note that we believe indirect exposure could include the following:

•	exposure to other entities that are highly concentrated in the affected areas and to affected counterparties;
•	a slowdown in global economic activity and wider economic contraction in the corporate sector; and
•	the potential for redenomination and devaluation risk and related effects to payment and clearing systems or global exchanges.

Response

We respectfully inform the Staff that we have based the distinction between direct and indirect derivative exposure on guidelines issued by the European Banking Authority. In accordance with this guidance, with respect to both public and private issuers and borrowers, “indirect exposure” as used in the 20-F refers to our exposure to CDSs where the underlying party is located in one of the peripheral countries of the Eurozone. Santander historically has only entered into such CDSs with counterparties that are located outside the Eurozone periphery – mainly counterparties in the US or UK. “Direct exposure” refers to our exposure to derivatives where the counterparty is located in one of the peripheral countries of the Eurozone, irrespective of the location of the underlying party. None of such derivatives are CDSs. In future filings, we will modify the table with the foregoing as shown below:

“Millions of euros
	Debt instruments				Derivatives (***)
Balances with central banks	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (*)	~~Direct exposure~~ Other than CDSs	~~Indirect exposure (~~CDSs~~)~~	Total on- balance-sheet exposure	Contingent liabilities and commitments (off- balance exposure)	Total exposure

(***) “Other than CDSs” refers to the exposure to derivatives where the counterparty is located in one of the peripheral countries of the Eurozone, irrespective of the location of the underlying party. “CDSs” refers to exposure to CDSs where the underlying party is located in one of the peripheral countries of the Eurozone.”

We respectfully inform the Staff that we do not track exposure to risk factors of the type enumerated by the Staff on an aggregate basis and it would not be possible to quantify exposure to these risk factors. Rather, as part of our risk management process, we consider numerous risk factors applicable to individual borrowers or pools of loans, as applicable, including the factors listed by the Staff above, which may impact our borrowers’ and counterparties’ ability to perform. Such factors are reflected in our internal risk ratings, which are used in the determination of provisions for loan losses. In Item 11 of our Form 20-F we disclose the factors for determining our own internal risk ratings.

Classified Assets, page 62
Allowances for Credit Losses and Country-Risk Requirements, page 67
The process: credit rating and parameter estimation, page 68

3. You disclose that you include a measure of indirect costs in determining the appropriate level of loss given default. Please tell us how you considered paragraph AG84 of IAS 39 when determining that indirect costs of selling the collateral should be included in this measure.

Response

We acknowledge the Staff’s comment and we would like to clarify that our loss given default is determined including the direct costs associated with the collection process but not the indirect costs.

In future filings, we will revise the relevant disclosure as shown below:

“The LGD calculation is based on the analysis of recoveries of past due transactions, considering not only revenues and costs associated with the collection process, but also the moment when these revenues and costs take place ~~and all indirect costs linked to the collecting activity~~.”

Movements in Allowances for Credit Losses, page 71

4. We note that the net charge-offs against loan loss allowance to average loans ratio for borrowers in Spain has been lower than the same ratio for borrowers outside Spain for the most recent five years. Please revise future filings to disclose the underlying factors that contribute to the lower net charge-offs to average loans ratio in Spain as compared to outside Spain. If the variance results from a difference in charge-off policies in foreign jurisdictions as compared to Spain, revise your disclosure on page 70 to also disclose the policies at your foreign subsidiaries and discuss any impact the different policies have on this ratio.

Response

We respectfully inform the Staff that we do not have different charge-off policies in foreign jurisdictions as compared to Spain. We immediately charge-off non-performing assets that we believe will never be repaid. Otherwise, the Bank of Spain requires that we charge-off non-performing assets four years after they were classified as non-performing. Accordingly, even if an allowance equal to 100% of a non-performing asset has been established, we may maintain that non-performing asset, fully provided for, on our balance sheet for up to four years if we believe, based on objective factors, that it is possible for us to recover any portion of that asset. In addition, we are not allowed under Bank of Spain requirements to perform partial write-offs of impaired loans. When a loan is deemed partially uncollectible, the credit loss is charged against earnings through provisions for loan losses instead of through partial write-offs of the loan.

However, we acknowledge the Staff’s comment and we have provided sample disclosure below regarding the underlying factors that contributed to the lower net charge-offs to average loans ratio in Spain as compared to foreign jurisdictions:

“The net charge-offs against loan loss allowance to average loans ratio is lower in Spain than in foreign jurisdictions primarily due to the different mix of products of our credit portfolio in the various countries in which we operate (our mortgage portfolio is focused in Spain and United Kingdom while in Latin America (including Brazil) the main products are non-collateral loans (credit cards or consumer loans)). In Spain the percentage of loans with collateral (secured by mortgages on finished homes, offices and multi-purpose premises and rural properties or by pledges on monetary deposits, listed equity instruments and debt securities of issuers with high credit ratings) is 58%. The figure outside Spain includes certain countries such as Brazil where this percentage is lower than 10%, which means that the amount of loan write-offs contributed each year by these countries is far higher, since these entities of the Group have fewer possibilities of recovering the loans once they have fallen into arrears.”

5. Additionally, we note that a separate ratio calculated based upon the amounts that you disclose highlights a difference between your foreign and domestic allowance methodologies. Specifically, the allowance for credit losses for borrowers outside Spain (€12.081 billion) covered your gross charge offs outside Spain (€9.632 billion) by 1.25 times as of December 31, 2011; whereas, the allowance for credit losses for borrowers in Spain (€6.907 billion) covered your gross charge offs in Spain (€2.798 billion) by 2.47 times as of December 31, 2011. Please revise future filings to disclose why your allowance coverage of loans outside Spain is roughly half of your coverage of loans in Spain. In your response, clarify the factors that contribute to lower coverage of loans outside Spain, including how your foreign loan types and loan terms differ from your domestic loan types and loan terms, and whether losses emerge on foreign and domestic loan portfolios in differing ways.

Response

We respectfully inform the Staff that we do not use or analyze the ratio described by the Staff in the comment for management purposes, as we do not consider that there is a meaningful relationship between our allowances for credit losses and the amount of charge-offs we perform each year.

Further, we respectfully inform the Staff that we use the ratio of allowances for loan losses to average loans outstanding for management purposes. On page 71 of the 20-F, we disclose the allowance for loan losses in Spain (€6,907 million) and outside of Spain (€12,081 million) and our average loans outstanding in Spain (€217,235 million) and outside Spain (€513,568 million). Considering that information, our coverage of loans in Spain as of December 31, 2011 was 3.1% (2.2% excluding construction and property development), compared to 2.4% outside Spain.

Evolution of Impaired Balances, page 75

6. Per your disclosure on page 74, your domestic non-performing loan (NPL) balances increased by €2.866 billion in 2011. Also, we note your disclosure on page 76 that in 2011, NPLs rose in both of the economies most affected by the crisis, namely Spain and Portugal. Please revise your disclosure in future filings to more clearly identify the underlying factors that caused your NPLs to rise in Spain by 23% in 2011, including whether there were certain factors related to your Enterprise loan segment in Spain that contributed to this increase.

Response

We acknowledge the Staff’s comment and in future filings we will enhance our explanations to identify more clearly the underlying factors that affected our non-performing loan balances.

We have provided sample disclosure below regarding the increase in our NPL balances in Spain in 2011:

“NPL balances increased in 2011 by €3,514 million to €32,036 million (an increase of 12.3% as compared to 2010). NPL balances were €28,522 million in 2010, a 16% increase as compared to €24,554 million in 2009. These variations reflect the impact of continued weak economic environments in some markets, mitigated in part by risk management activities. In 2011, NPLs fell at Santander Consumer Finance and Sovereign, but rose in both of the economies most affected by the crisis, namely Spain and Portugal, and, to a lesser extent, in the countries better placed in the economic cycle, such as the UK. In Latin America as a whole, the increase in NPLs tracked lending growth.

“The increase in non-performing loans in Spain in 2011 (+€2,866 million) was due to deteriorating macroeconomic conditions in Spain caused by decreased business activity, a decline in consumption and deterioration in the labor market with unemployment reaching 23%. By segment, this increase was concentrated in the real state sector where the NPL ratio increased to 28.6% at December 31, 2011 from 17% a year earlier. Other sectors also increased their NPL ratio during this period but more moderately. In the case of mortgage loans to individuals it increased to 2.7% (from 2.2% as of December 31, 2010) while for the rest of the loan portfolio (mainly consumer loans and enterprises) it increased to 3.5% (from 3.1% as of December 31, 2010)..”

7. Please revise your tabular disclosure in future filings to separately present gross additions to the balance of impaired loans as well as the balance of loans which remain outstanding but are no longer considered impaired and the balance of loans that have paid off or otherwise refinanced. Discuss the reasons for any material differences between reported periods. We believe this disclosure would more accurately reflect the various drivers behind changes in the levels of impaired loans in addition to the other categories presented.

Response

We acknowledge the Staff’s comment and in future filings we will revise our disclosure to reflect more accurately the drivers behind our levels of impaired loans. We have provided sample disclosure below detailing the evolution of our impaired balances in 2011. In future filings, we will explain any significant differences or trends between reported periods, if any.

“Evolution of Impaired Balances

The following tables show the movement in our impaired assets and contingent liabilities (excluding country risk, see “—Country Risk Outstandings” herein).

(in millions of euros)	Year ended Dec. 31, 2011
Opening balance	28,522
~~Net additions~~	~~15,381~~
Increases	35,252
Cash recoveries	(16,316)
Foreclosed assets	(2,699)
~~Increase~~ Changes in scope of consolidation	69~~925~~
Exchange differences	(362)
Write-offs	(12,430)
Closing balance	32,036

Foreclosed Assets, page 79

8. In regards to your foreclosed assets, we noted the following disclosures:

•
You disclose that at December 31, 2011, the net balance of assets, both foreclosed and acquired in payment of customer’s debts, amounted to €4,274 million, net of an allowance of €4,278 million. Therefore, it appears that the gross balance of these assets was €8,552 million at December 31, 2011.

•	In the tabular disclosure on this page, the gross closing balance of foreclosed assets was €5,453 million (€3,770 million net of allowances).

•	On page 21 of Form 6-K filed April 30, 2012, you disclose that the gross balance of foreclosures at December 31, 2011 was €8,590 million.

Please reconcile these disclosures and explain how the amounts reported relate to each other. Also, revise your future filings to provide a separate roll-forward of assets received in satisfaction of a customer’s debts and clearly disclose the amount of these assets in Spain and outside of Spain for each period presented.

Response

We acknowledge the Staff’s comment and we will include the requested disclosure in future filings and we will disclose both foreclosed assets and assets received in payment of customer debts as we manage them in a uniform manner as described in our response to comment 11.

We have provided sample disclosure below detailing the evolution of our foreclosed assets in 2011:

“Foreclosed Assets and Assets Received in Payment of Customer Debts

The tables below set forth the movements in our foreclosed assets and assets acquired in payment of customer debts for the periods shown.

2011
Opening balance	8,376
Foreclosures	2,699
Sales	(1,591)
Other movements	139

Gross foreclosed assets and assets acquired in payment of customer debts	9,624
Of which: in Spain	8,552
Allowances established	(4,512)
Of which: in Spain	4,278

Closing balance (net) (*)	5,112
Of which: in Spain	4,274

Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	46.8%
Of which: in Spain	50.0%

(*) ~~Additionally, the measures adopted in Spain to achieve more efficient risk management included the acquisition and foreclosure of real estate assets in payment of customer’s debts. At December 31, 2011 the net balance of these assets amounted to €4,274 million, as compared to €5,196 million in 2010. The allowances covering the value of these foreclosed and acquired assets were approximately €4,278 million in 2011 and €2,313 million in 2010 (coverage of 50% and 31%, respectively).~~ The gross balance of foreclosed assets as of December 31, 2011 amounted to €9,624 million. Of this amount, €5,453 million were assets acquired through foreclosure and €4,171 million were assets acquired in payment of customer debts.”

With respect to the disclosures referred to by the Staff above, the disclosure in the first bullet point above refers to gross foreclosed assets and assets acquired in payment of customer debts in Spain as of December 31, 2011 (€8,552 million), whereas the second bullet point presents only the Group’s gross foreclosed assets. The disclosure in the third bullet point above refers to gross foreclosed assets and assets acquired in payment of customer debts in Spain as of March 31, 2012 (€8,590 million), which was essentially flat compared to the balance as of December 31, 2011.

Item 5. Operating and Financial Review and prospects, page 100
Critical Accounting Policies, page 100
Impairment, page 104

9. You disclose on page 105 that as of December 31, 2010, none of your other cash-generating units with significant goodwill had a recoverable amount below or near its carrying amount. Given that you recorded an impairment charge of €660 million related to the goodwill of your subsidiaries in Portugal in 2011, it is not clear what you mean by “near” in your disclosure. Please clarify what you mean by the term “near,” and revise your future filings to provide the following information for each cash generating unit that is at risk of impairment:

•	Disclose the percentage by which the fair value of your cash generating units exceeded carrying value as of the date of the most recent test.
•	Disclose the amount of goodwill allocated to each cash generating unit.
•	Provide a more detailed description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Clarify how you determine the carrying value of your cash generating units for the purposes of determining whether goodwill is impaired. For example, clarify whether you allocate specific assets and liabilities, use the economic capital assigned to the cash generating units as a proxy for the carrying value or use some other basis for allocation. If you use a systematic basis for allocation, discuss this methodology and quantify and discuss the reasons for any unallocated amounts.

Response

We acknowledge the Staff’s comment and we will include the requested disclosure in future filings as shown below:

“Given the degree of uncertainty related to these assumptions, the directors carry out sensitivity analysis ~~using reasonably possible changes in the key assumptions on which the recoverable amounts of the cash-generating units are based~~ in order to confirm that the recoverable amounts ~~still~~ continue to exceed the carrying amounts and therefore no impairment would be recorded through the income statement. As of December 31, 2011, 2010 and 2009, none of our other cash-generating units with ~~significant~~ goodwill had a recoverable amount below or near its carrying amount except ~~as~~ for the cases described below. We consider that a cash-generating unit is “near” its carrying amount when reasonably possible changes in the key assumptions on which management has based the determination of the cash generation unit’s recoverable amount would cause such cash generation unit’s carrying amount to exceed its recoverable amount.”

In 2011 we recognized an impairment loss in Portugal due to the serious deterioration of its macroeconomic situation. In May 2011, Portugal requested a financial rescue package from the European Union which resulted in the authorities requesting that Portuguese banks implement in the second half of 2011 various measures aimed at reducing their leverage, increasing their capital (a 10% requirement compared to 8% previously) and reducing their dependence on European Central Bank financing. As a result of all the above factors, together with an increase in the non-performing loans ratio of 40% and a rise in financing costs, management determined that the aforementioned write-down was necessary.  While management had considered the possibility of a downturn in Portugal, the seriousness, breadth and impact of the financial rescue package was outside of management’s expectations used in connection with the goodwill impairment test for 2010.

In future filings, we will include the following information for each cash-generating unit that is at risk of impairment: the percentage by which the recoverable amount exceeds the carrying amount and the potential changes in circumstances that could affect negatively the key assumptions. We disclose the amount of goodwill allocated to each significant cash-generating unit in Note 17 to our financial statements. In future filings, we will clarify so, as follows:

¨The detail of cash generating units, to which significant goodwill has been allocated, and the amounts thereto ~~based on the companies giving rise thereto (see Note 3.c)~~, are as follows:¨

Moreover, we respectfully inform the Staff that we determine the carrying amount of our cash-generating units in accordance with IAS 36.75, that is, on a basis consistent with the way the recoverable amount of the cash-generating units is determined. We have provided sample disclosure below providing additional information regarding the determination of the carrying amount of our cash-generating units:

“Each cash-generating unit corresponds to separate entities for which all of their assets and liabilities are included in the carrying amount at their consolidated book value, which includes any fair value adjustments that may have arisen as a consequence of the corresponding business combinations. For the purpose of impairment testing, goodwill acquired in business combinations is allocated to each cash-generating unit that is expected to benefit from the synergies of the combination. Apart from goodwill, the Group carries no other significant corporate assets or liabilities that contribute to the future cash flows of the different cash generating units, so no further allocation is necessary to determine their carrying amount.”

10. Your disclosure on page F-45 indicates that your cash generating units represent your geographical and/or business segments. You provide various disclosures throughout your filing that indicate you monitor and record goodwill internally on a more granular basis. For example, your disclosure on page F-56 indicates that you have a “Santander Consumer Holding GmbH cash-generating unit”, on page F-101 you provide disclosure of goodwill balances at various subsidiaries, and on page F-102 you disclose that you recorded goodwill impairment on your subsidiaries in Portugal, which appears to be a subset of your Continental Europe segment. Please revise future filings to reconcile these disclosures, and clearly disclose how you concluded that your business segments constitute the lowest level at which cash flows are generated independently of other cash flows.

Response

We acknowledge the Staff’s comment and we would like to clarify that our cash generating units are identified at a level that is lower than our geographical segments. Goodwill is also tested at the level of the cash-generating unit.

We will revise the relevant disclosure on page F-45 in future filings as follows:

“The remaining amount is recognized as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). ~~The cash-generating units represent the Group’s geographical and/or business segments.~~”

A. Operating Results, page 107
Results of Operations by Business Areas, page 120
Corporate Activities, page 128

11. We note that you recorded the impairment on assets related to real estate charges in Spain in the Corporate Activities segment for the year ended December 31, 2011 and also for the six month period ended June 30, 2012, as discussed in your Form 6-K filed July 27, 2012. As these activities appear to relate to your business in Spain and would be directly relevant to the business operations reported for your Continental Europe segment, please tell us and revise future filings to disclose the reasons for including these charges in the Corporate Activities segment. Also, tell us if your assessment of whether goodwill is impaired would change if you did include these charges within the Continental Europe segment at either reporting period.

Response

We acknowledge the Staff’s comment and we will include the requested disclosure in future filings. We have provided sample disclosure below providing additional information regarding our allocation of real estate charges to the Corporate Activities segment:

 “Exposure to the real estate industry has taken on particular importance for Spanish financial institutions since 2008 due to a slowdown in sales, an increase in defaults, the difficulties experienced by companies related to the real estate industry in accessing credit and a fall in property prices. Accordingly, in 2009 the Group created a specialized corporate area that encompasses the entire life cycle of these transactions, including commercial management, legal processes, court procedures and recovery management, among others. This area manages the Group’s entire exposure to the property development and construction industry in Spain (including loans and non-current assets held for sale). As this area reports to Group senior management (see Item 11 of the 20-F for more detailed information), it is considered to belong to the Corporate Activities segment and is no longer considered attributable to the segment that gave rise to it.”

With respect to our assessment of potential goodwill impairment, we respectfully inform the Staff that, for the purpose of impairment tests, these assets are included in the carrying amount and recoverable amount of the respective cash-generating unit from which they originated as we have detailed in our response to comment 9. Consequently, our assessment of goodwill impairment has not been impacted by the allocation of these assets to the Corporate Activities segment.

F. Tabular disclosure of contractual obligations, page 142

12. We note that your table of contractual obligations appears to exclude the related interest expense on your marketable debt securities, subordinated debt, and interest-bearing deposits. To promote transparency of your total contractual obligations, please revise these tables in future filings to include the following disclosures:

•	Disclose the estimated interest payments on your long-term debt and interest-bearing deposits and any assumptions you made to derive these amounts.
•
We note in your correspondence dated October 28, 2011 that you are unable to include payments related to interest rate derivatives in your disclosure. Revise future filings to provide disclosure similar to your response, and provide quantification of the amount of your long-term debt covered by these derivatives.

•
Finally, to the extent that you have excluded certain types of interest payments from the table, such as for variable rate debt, provide quantification of the amount of long-term obligations that have these types of interest rates and thus, have been excluded from the table.

Response

In response to the Staff’s comment, we propose to revise the relevant disclosure in future filings as shown below:

“Contractual Obligations	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years	Total
	(in millions of euros)
Deposits from credit institutions	65,619	10,983	39,607	160	116,369
Customer deposits	502,009	63,284	14,301	9,383	588,977
Marketable debt securities	45,453	52,077	33,899	57,681	189,110
Subordinated debt	317	2,846	3,402	16,427	22,992
Liabilities under insurance contracts(1)	-	-	-	517	517
Operating lease obligations	317	580	531	2,220	3,648
Capital lease obligations	150	9	9	72	240
Purchase obligations	5	8	4	4	21
Other long-term liabilities(2)	-	-	-	9,045	9,045
Contractual interest payments(3)	10,038	12,910	17,646	57,115	97,709
Total	623,908	142,697	109,399	152,623	1,028,627

(1) Includes life insurance contracts in which the investment risk is borne by the policyholder and insurance savings contracts.
(2) Other long-term liabilities relate to pensions and similar obligations.
(3) Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2011 over time for all maturities, and that obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.”

G. Other Disclosures, page 143
Declines in Collateral Value, page 144

13. You disclose that declines in collateral value are not relevant in your portfolio given that Spanish residential mortgages with LTVs up to 80% amount to only approximately 2% of your total lending as of December 31, 2011. Your disclosure seems to indicate that having fewer loans with relatively low LTVs (i.e., less than 80%) means that declines in collateral values are not relevant. Please tell us why you believe that is the case.

Alternatively, tell us whether you mean that Spanish residential mortgages with LTVs in excess of 80% amount to only 2% of your loan portfolio, given that higher LTVs increase the risk of adverse effects on residential mortgages due to declining collateral values. If the latter is true, revise your disclosure as appropriate.

Response

We acknowledge the Staff’s comment and we will revise the disclosure in future filings as shown below:

“Declines in collateral value are not relevant in our portfolio given that Spanish residential mortgages with LTV ~~up to~~ in excess of 80% amount to only 2% of the total Group’s lending as of December 31, 2011.”

Notes to the consolidated financial statements for the year ended December 31, 2011, page F-9
2. Accounting policies and measurement bases, page F-18
v. Classification of financial liabilities for presentation purposes, page F-26

14. We note your disclosure that other financial liabilities include the amount of payment obligations having the nature of financial liabilities not included in other items, as well as liabilities under financial guarantee contracts, unless they have been classified as doubtful. Please describe the situations where you would have a liability under a financial guarantee contract that is classified as doubtful, and describe how and why you classify these liabilities differently. As part of your response, describe how you account for these liabilities, and quantify the amounts classified in this manner for each period presented.

Response

We acknowledge the Staff’s comment regarding the financial guarantee contracts.

Paragraph 47 of IAS 39 states:
After initial recognition, an entity shall measure all financial liabilities at amortized cost using the effective interest method, except for:
[…]
(c) financial guarantee contracts as defined in paragraph 9. After initial recognition, an issuer of such a contract shall (unless paragraph 47 (a) or (b) applies) measure it at the higher of:
(i) the amount determined in accordance with IAS 37; and
(ii) the amount initially recognized (see paragraph 43) less, when appropriate, cumulative amortization recognized in accordance with IAS 18.

Therefore, financial guarantee contracts are recorded as other financial liabilities unless they are considered as doubtful and they should be recorded in accordance with IAS 37.

The Group classifies a financial guarantee contract as doubtful when the principal obligor has fallen into arrears or, even if the obligor is not in arrears, when it is probable that the Group will have to make the payment and the recovery of the amount paid is doubtful. In such cases, in accordance with IAS 37 a separate provision is recognized that reflects the best estimate of the amounts expected to be disbursed that are considered to be unrecoverable.

Any classification of a contingent liability or commitment as doubtful entails the reclassification of the amount at which it is recognized under the liability item “Other financial liabilities” to “Provisions for contingent liabilities and commitments”, as well as the recognition of provisions until the required coverage is reached, as indicated above.

The balance of “Provisions for contingent liabilities and commitments” amounted € 659 million at December 31, 2011 (December 31, 2010: €1,030 million; December 31, 2009: €642 million).

d) Measurement of financial assets and liabilities…, page F-27
iii. Valuation techniques, page F-29

15. Please address the following in future filings related to your tabular disclosures on page F-33:

•	Revise your disclosure of level 2 and level 3 assets to provide the balances of each class of financial assets and liabilities for each level disclosed. Refer to paragraph 26 of IFRS 7.
•
Your disclosure on page F-33 identifies “observable market data” as the inputs for certain of your financial instruments valued using a present value technique. Refer to paragraph 27 of IFRS 7, and revise to more clearly identify the assumptions applied in determining fair values of each class of financial assets or financial liabilities.

Response

In response to the Staff’s comment, in future filings we will replace the entirety of pages F-30 to F-32 of the 20-F, which contain a discussion of our valuation techniques and the related assumptions used in the measurement of financial instruments, with the text below:

“~~The main techniques used at December 31, 2011 by the Group’s internal models to determine the fair value of the financial instruments detailed in the table below are as follows:~~

~~•~~
~~In the valuation of financial instruments permitting static hedging (basically forwards, swaps and cross-currency swaps) and in the valuation of loans and advances to customers classified as Other financial assets at fair value through profit or loss, the present value method is used. Estimated future cash flows are discounted using the yield curves of the related currencies. The yield curves are generally observable market data and are constructed taking into account the so-called “basis risk” for various terms on the curve and for various currencies.~~

~~•~~
~~In the valuation of certain financial instruments exposed to interest rate or inflation risk which require dynamic hedging, such as swaptions, caps and floors, the Black-76 model is used; in the case of more exotic interest rate derivatives, more complex models of the evolution of the yield curve are used, such as the Heath-Jarrow-Morton, Hull-White and Markov Functional models. The main inputs used in these models are observable market data, including the related yield curves, volatilities and correlations. In certain very specific cases, unobservable market inputs can be used, such as reversion to the mean or the prepayment rate.~~

~~•~~
~~In the valuation of financial instruments exposed to equity or foreign currency risk which require dynamic hedging (basically structured options and other structured instruments), the Black-Scholes model is normally used; for more complex instruments, models that are a generalisation of the Black-Scholes model are used, such as the Dupire (local volatility) and Heston (stochastic volatility) models or a combination of both (mixed volatility) are used. Where appropriate, observable market inputs are used to obtain factors such as spot levels, yield curves, dividends, volatilities and the correlation between indices and shares.~~

~~•~~
~~In the case of swaps designed to hedge against a credit event (Credit Default Swaps (CDS)) credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of these derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.~~

“Valuation techniques

Santander has developed a formal process for systematic valuation and management of financial instruments, which has been implemented worldwide across all of its subsidiaries. The governance scheme distributes responsibilities between two independent divisions inside the Bank: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, policies of operation approval, management of market risk and implementation of fair value adjustment policies).

The creation of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before it is available in production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class.

•           Fixed income and inflation

The fixed income asset class includes basic products such as interest rate forwards, swaps and cross currency swaps valued using forward estimation and calculation of net present value through discounting taking into account basis swap and cross currency spreads depending on the payment frequency and currency of each leg. Vanilla products, including regular and digital cap and floor as well as swaptions, are priced using benchmark industry models. More exotic derivatives are priced using higher complexity models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposit, futures, swap, cross currency swap and constant maturity swap rates as well as basis swap spreads. This data allows us to calculate different interest rate yield curves depending on the payment frequency and discounting curves for each currency. For derivative products, implied volatilities are also model inputs. These volatilities are observable in the market for cap and floor options and swaptions. Interpolation and extrapolation of volatilities out of the quoted ranges are carried out using well-accepted industry models. More exotic instruments may involve the use of non-observable data or model parameters such as correlation (among interest rates and cross asset), mean reversion and prepayment rates. These internal parameters are usually defined from historical data or calibration.

The inflation asset class includes inflation-linked bonds and zero coupon and year-on-year inflation-linked swaps valued with present value calculation via inflation forward estimation and discounting. Some derivatives on inflation indexes are also available and priced with standard and more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality. This data allows calculating a forward inflation curve. Implied volatilities taken out of zero-coupon and year-on-year inflation options are also inputs for more complex derivatives.

•           Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts, which include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, digital, barrier and callable features are priced using well-accepted industry models and bespoke models, as appropriate. For derivatives on illiquid stocks, hedging is eased by taking into account the liquidity constraints inside models.

The inputs of equity models consider interest rate curves, spot prices, dividends, asset borrowing costs (repo margin spreads), implied volatilities, correlation among equity stocks and indexes, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American vanilla call and put options. Interpolation and extrapolation techniques allow us to obtain continuous surfaces out of illiquid stocks.  Dividends are usually estimated for the mid and long term. Correlations are obtained from historical data or when possible, implied from market quotes of correlation dependent products.

The inputs of foreign exchange models include the interest rate curve for each currency, the spot foreign exchange price and the implied volatilities and correlation among assets of this type. Volatilities are obtained from European vanilla call and put options which are quoted in markets as at-the-money, risk reversal and butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid one can be decomposed. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

•           Credit

The most common product in this asset class is the credit default swap (CDS), which is used to hedge the credit exposure of a third party. In addition, first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) are also available. These products are valued with standard industry models, which estimate probability of default of a single entity (for CDSs) or the joint probability of default of more than one entity for FTDs, NTDs and CDOs.

Valuation inputs are the interest rate curve, the CDS spread curve and the recovery rate. The CDS spread curve is observed in the market for indexes and some important underlying entities. For less liquid underlying entities, this spread curve is estimated using proxies or other credit-dependent products. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of entities is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies (quoted products similar to the product to be valued) or historical data when no other option is available.

The fair value of financial instruments obtained from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of commodities and shares, volatility and prepayments. The valuation models are not significantly subjective, since they can be adjusted and recalibrated, where appropriate, through the internal calculation of the fair value and the subsequent comparison with the related actively traded price.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2011, 2010 and 2009 and the potential effect on their measurement at December 31, 2011 of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data.

	Fair values calculated using internal models at 12/31/11				Effect of reasonable assumptions on fair values at 12/31/11
			Valuation techniques	Main assumptions	More favorable	Less favorable
	Level 2	Level 3
	Millions of euro
ASSETS:
Financial assets held for trading	126,663	447			364	(350)
Loans and advances to credit institutions	4,636	-	Present Value Method	Observable market data	-	-
Loans and advances to customers (b)	8,056	-	Present Value Method	Observable market data	-	-
Debt and equity instruments	19,674	-	Present Value Method	Observable market data, HPI	-	-
Trading derivatives	94,298	447			364	(309)
Swaps	74,520	145	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity	19(e)	(19)(e)
Exchange rate options	964	95	Black-Scholes Model	Observable market data, liquidity	-(e)	-(e)
Interest rate options	7,936	-	Black-Scholes Model Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	140(e)	(140)(e)
Interest rate futures	91	-	Present Value Method	Observable market data	-	-
Index and securities options	3,728	-	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	55(e)	(64) (e)
Other	7,059	207	Present Value Method, Monte Carlo simulation and other	Observable market data and other	150(e)	(128) (e)
Hedging derivatives	8,400	1			-	-
Swaps	8,172	1	Present Value Method	Observable market data, basis	-	-
Exchange rate options	161	-	Black-Scholes Model	Observable market data	-	-
Interest rate options	45	-	Black-Scholes Model	Observable market data	-	-
Other	22	-	N/A	N/A	-	-
Other financial assets at fair value through profit or loss	16,882	357			61	(61)
Loans and advances to credit institutions	4,701	-	Present Value Method	Observable market data	-	-
Loans and advances to customers (d)	11,694	54	Present Value Method	Observable market data, HPI	2	(2)
Debt and equity instruments	487	303	Present Value Method	Observable market data	59	(59)
Available-for-sale financial assets	18,055	233	Present Value Method		7	(7)
Debt and equity instruments	18,055	233	Present Value Method	Observable market data	7	(7)
LIABILITIES:
Financial liabilities held for trading	130,755	110			-	-
Deposits from central banks	7,740	-	Present Value Method	Observable market data	-	-
Deposits from credit institutions	9,287	-	Present Value Method	Observable market data	-	-
Customer deposits	16,574	-	Present Value Method	Observable market data	-	-
Debt and equity instruments	2	-	Present Value Method	Observable market data, liquidity	(a)	(a)
Trading derivatives	97,152	110			-	-
Swaps	73,614	2	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity, HPI	(e)	(e)
Exchange rate options	946	11	Black-Scholes Model	Observable market data, liquidity	(e)	(e)
Interest rate options	9,722		Black-Scholes Model Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	(e)	(e)
Index and securities options	7,036	-	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	(e)	(e)
Interest rate and equity futures	273	-	Present Value Method	Observable market data	-	-
Other	5,560	97	Present Value Method, Monte Carlo simulation and other	Observable market data and other	(e)	(e)
Hedging derivatives	5,852	-			-	-
Swaps	5,639	-	Present Value Method	Observable market data, basis	-	-
Exchange rate options	169	-	Black-Scholes Model	Observable market data	-	-
Interest rate options	21	-	Black-Scholes Model	Observable market data	-	-
Other	23	-	N/A	N/A	-	-
Other financial liabilities at fair value through profit or loss	44,740	169	Present Value Method	Observable market data	-	-
Liabilities under insurance contracts	517	-	See Note 15		-	-
	351,864	1,316			432	(418)

(a)           The sensitivity of the issued debt and equity instruments in liabilities calculated using HPI assumptions is not detailed, since these instruments are perfectly hedged. Consequently, any change in the valuation of these issued instruments would be offset exactly by an equal and opposite change in the valuation of the associated foreign currency derivatives.
(b)           Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(c)           Includes credit risk derivatives with a negative net fair value of €60 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the aforementioned Standard Gaussian Copula Model.
(d)           Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogenous in this sector. The results arising from the valuation model are checked against current market transactions.
(e)           The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

~~The use of observable market data assumes that the markets in which the Group operates are functioning efficiently and, therefore, that these data are representative. The main assumptions used in the measurement of the financial instruments included in the foregoing table that were valued by means of internal models employing unobservable market data are as follows:~~

~~•~~
~~Basis: liquidity pressure and the lack of derivative instruments exerted pressures that caused spreads to widen between standard market swaps and swaps which exchange a fixed rate for a non-market floating rate. The bases were included in the yield curves by constructing new valuation curves which are applied to the estimation of the forward floating rates. The data for this calculation are obtained directly from market sources of renowned prestige.~~

~~•~~
~~Correlation: the assumptions relating to the correlation between the value of quoted and unquoted assets are based on historical correlations between the impact of adverse changes in market variables and the corresponding valuation of the associated unquoted assets. The measurement of the assets will vary depending on whether a more or less conservative scenario is selected.~~

~~•~~
~~Dividends: the estimates of the dividends used as inputs in the internal models are based on the expected dividend payments of the issuers. Since the dividend expectations can change or vary depending on the source of the price (normally historical data or market consensus for option pricing) and the companies’ dividend policies can vary, the valuation is adjusted to the best estimate of the reasonable dividend level expected in more or less conservative scenarios.~~

~~•~~
~~Liquidity: the assumptions include estimates in response to market liquidity. For example, they take market liquidity into consideration when very long-term estimates of exchange rates or interest rates are used, or when the instrument is part of a new or developing market where, due to the absence of market prices that reflect a reasonable price for these products, the standard valuation methods and the estimates available might give rise to less precise results in the measurement of these instruments at that time.~~

~~•~~
~~Halifax House Price Index (HPI): the assumptions include estimates of the future growth and the volatility of the HPI, mortality and the credit spreads of the specific financial instruments in relation to home mortgage loans to financial institutions in the UK (which are regulated and partially financed by the Government), credit derivatives and property asset derivatives.~~

The fair value of a financial instrument is calculated using the appropriate pricing model; however, fair value adjustments may be necessary when market quoted prices are not available for comparison purposes. There are sources of risk such as uncertain model parameters, illiquid underlying entities, low quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, calculating a valuation adjustment is an industry practice that Santander applies fair value adjustments to account for the sources of model risk described below:

For fixed income markets, examples of model risk include the correlation among fixed income indexes, lack of stochastic basis spread modelling, calibration risk and volatility modelling. Other sources of risk come from the estimation of market data.

In equity markets, examples of model risk include forward skew modelling, impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk come out of the hedging management of digital, callable and barrier payments. In addition, sources of risk coming from the estimation of market data such as dividends, correlation for quanto and composite options may also be considered.

For specific financial instruments relating to home mortgage loans granted by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the Halifax House Price Index (HPI) is the main input. In these cases, assumptions include estimates of the future growth and the volatility of the HPI, mortality and the implied credit spreads.

Inflation markets are exposed to model risk from the uncertainty of modelling the correlation structure among CPI (Consumer Price Index) rates. Another source of risk may come from the bid-offer spread of inflation-linked swaps.

Foreign exchange markets are exposed to model risk from forward skew modelling, impact of stochastic interest rates and correlation modelling for multi-asset products. Risk may also come from data regarding illiquid foreign exchange pairs.

The most important source of model risk from credit derivatives comes from the estimation of the correlation of joint default among different underlying entities. For illiquid underlying entities, the CDS spread may not be well defined.

The main transactions measured using unobservable market data that constitute significant inputs of the internal models (Level 3) were:

• HPI (House Price Index) derivatives at Santander UK. HPI derivatives, of which Santander, through its subsidiary in the UK, has a 90% share of the market, are considered illiquid markets. The entity’s assumptions are the main driver for their valuation; and

• Illiquid collateralised debt obligations (CDOs) at the treasury unit in Madrid.”

g) Impairment of financial assets, page F-36
i. Definition, page F-36

16. We note your disclosure on page 103 that a loan is considered to be impaired when principal or interest becomes 90 days or more past due. Please revise your future filings to disclose the factors considered when removing a loan from impaired classification to a non-impaired classification. For example, discuss whether you remove the loan from the impaired classification when a borrower becomes less than 90 days past due, after demonstrating a satisfactory repayment history, etc.

Response

We acknowledge the Staff’s comment and we propose to include the following disclosure in our future filings in order to enhance our explanation:

“Transactions classified as doubtful due to counterparty arrear are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid installments, the reasons for classifying such transactions as doubtful cease to exist, unless other subjective reasons remain for classifying them as doubtful. The refinancing of doubtful loans does not result in their reclassification to standard unless: there is certainty that the customer can make payment on the new schedule; the customer provides effective guarantees or collateral; the customer pays the current interest receivable; and the customer satisfies the cure period described in Note 54 to our financial statements.

Effective guarantees and collateral constitute the following: collateral in the form of cash deposits; quoted equity instruments and debt securities issued by creditworthy issuers; mortgages on completed housing, offices and multi-purpose premises and on rural property, net of any prior charges; and personal guarantees (bank guarantees, inclusion of new obligors, etc.) which entail the direct and joint liability of the new guarantors to the customer, these being persons or entities whose solvency is sufficiently demonstrated as to ensure the full repayment of the transaction under the agreed terms.”

ii. Debt instruments carried at amortized cost, page F-37

17. Please revise your future filings to disclose that there is no “material” difference in the calculation of allowances for loan losses between the provision that you calculate according to Bank of Spain regulation and in accordance with the internal models that comply with IFRS-IASB, if true.

Response

We acknowledge the Staff’s comment and we will revise the disclosure in future filings as shown below:

“As of December 31, 2011, 2010 and 2009 there was no material difference in the calculation of allowances for loan losses between the provision calculated by the Group according to Bank of Spain regulation and in accordance with the internal models that comply with IFRS-IASB.”

l) Accounting for leases, page F-43
Finance leases, page F-43

18. We note your disclosure that when consolidated entities act as lessors of an asset, the sum of the present value of the lease payments receivable plus the guaranteed residual value – which is generally the exercise price of the lessee’s purchase option at the end of the lease term – is recognized as lending to third parties. Please clarify why the guaranteed residual value would generally always be equal to the exercise price of the lessee’s purchase option at the end of the lease term. As part of your response, please clarify the types of leases that have guaranteed residual values that work in this fashion.

Response

The Group’s finance lease agreements are structured in such a way that most lessees exercise the purchase option at the end of the lease term, since the amount of the option is equivalent to one additional lease payment under the agreement. In response to the Staff’s comment, we propose to clarify the relevant disclosure in future filings as follows:

“When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including ~~plus the guaranteed residual value -which is generally~~ the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.”

Although it is possible for residual values to be guaranteed in finance leases of both movable property and real estate, this is not normally the case in the agreements entered into by the Santander Group.

s) Recognition of income and expense, page F-48
i. Interest income, interest expense and similar items, page F-48

19. Your disclosure indicates that if you collect interest on impaired loans, the interest is recognized in income as a reversal of the related impairment losses. Please tell us why you record a reversal of the related impairment losses instead of recording interest income or applying the interest collected to the principal balance of the loan. As part of your response, address how your policy complies with the guidance in paragraph AG93 of IAS 39. Additionally, reconcile the disclosure on page F-48 with the disclosure on page F-36 where you state that collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

Response

We acknowledge that the disclosure on pages F-36 and F-48 of the 20-F could be confusing to readers. With respect to page F-36 of the 20-F, we disclosed, “…collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.”  We would like to clarify that this disclosure aims to describe the effect of collections on the customer position, and not on our income statement.

On the other hand, on page F-48 of the 20-F, we disclosed, “…this interest is recognized as income, when collected, as a reversal of the related impairment losses.”  This disclosure aims to describe the accounting treatment for interest collected for which interest income had previously been recognized and later determined to be unlikely of collection, and the associated receivable is impaired. In these cases, we reverse the allowance for loan losses. In order to clarify this distinction, in future filings we will revise our disclosure as shown below:

“However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due.  Interest that may have been recognized in the consolidated income statement before the corresponding debt instruments were classified as impaired, and that had not been collected at the date of that classification, is considered when determining the allowance for loan losses; accordingly, if subsequently collected, this interest is recognized ~~as income, when collected,~~ as a reversal of the related impairment losses.  Interest whose recognition in the income statement has been suspended is accounted as interest income, when collected, on a cash basis.”

Moreover, we respectfully inform the Staff that we recognize net implicit interest income on impaired assets using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss, which is consistent with AG93 of IAS 39.

3. Santander Group, page F-53
xvi. Latam insurance companies, page F-60
xvii. SCUSA, page F-60

20. We note that you recorded €233 million related to the fair value measurement of your 49% interest in ZS Insurance América, S.L. We also note that you recorded €649 million related to the fair value measurement of your 65% interest in SCUSA. Please tell us the methodologies and significant assumptions used to measure the fair values of these companies that resulted in the respective gains, including those related to the interests retained. In your response, quantify your basis in the net assets for each of these entities prior to selling the non-controlling interests.

Response

In response to the Staff’s comment, we have prepared the following responses, first with respect to our Latin American insurance companies transaction and then for SCUSA.

Latam insurance companies

Since each of our insurance companies in Latin America reported to different Group companies, a corporate restructuring was undertaken prior to their sale whereby each of the various companies was sold by its shareholders to ZS Insurance América, S.L., a holding company created in order to group such companies together.  In order to determine the fair value price for the aforementioned sales, the corresponding valuation reports of each company were requested from an independent expert, and these valuations were used to establish the price at which the companies were sold to ZS Insurance América, S.L.

The methodology used to calculate the fair value of each entity was the discounted cash flow method (the “DCF method”), which estimates the cash flows available to shareholders.  This was supplemented by an analysis of multiples of comparable transactions in order to establish a reference framework to support the value obtained using the previous technique, provided that comparable transactions existed.

The main assumptions employed to determine fair value using the DCF method were as follows:

•	Projections of profits were determined on the basis of a business plan.
•
The discount rate was calculated on the basis of the Capital Asset Pricing Model (CAPM). The inputs used were the rate of return on risk-free investments (US treasury bills); the company’s beta, which is the measurement of the company’s risk compared to market risk (obtained using the betas of comparable companies); the market risk premium (based on generally accepted risk premiums) and the country risk rate (differential in country risk between the US and the country in question). The discount rate was also adjusted for the effect of the differential in expected inflation rates between the US and each of the countries involved.

In the analysis of the multiples of comparable transactions, public reports on the multiples of financial transactions carried out in the previous 12 months were used.

The aggregate amount of the individual company valuations was €2,047 million, which served as the starting point for the calculation of the fair value of ZS Insurance América, S.L.

The fair value of the residual ownership interest held (49%) was determined on the basis of total fair value of ZS Insurance América, S.L., taking into account the percentage of ownership retained.  In addition, a reduction for the control premium (7.5%) was applied to that value, which was determined on the basis of our experience in other transactions, resulting in a fair value for the retained ownership interest of € 928 million.

The net assets of the insurance companies prior to their sale amounted to € 1,202 million.

SCUSA

A valuation report was requested from an independent expert to determine the fair value of SCUSA. The valuation methods used to determine the fair value were as follows:

•	Income approach: dividend discount model, a variation of the DCF method. The main assumptions were the following:
o
Discount rate assumption: developed using the Capital Asset Pricing Model (CAPM) based on a calculation derived from comparable companies, the current risk-free rate (U.S. treasury bills) and the equity risk premium (Ibbotson Associates: Stocks, Bonds, Bills, and Inflation, 2011 Yearbook).

o
Cash flows: DCF analysis was performed for three lines of business based on projections of next five year provided by management:  Auto Finance, Credit Card and Captive. Additionally, a terminal value multiple was used based on an exit multiple of earnings (net income).

•	Market approach:
o
Guideline public company method, the expert selected the earnings ratios based on financial multiples exhibited by publicly traded companies in the non-prime auto finance, installment lending, and credit card industries.

o
Guideline transaction method, the expert selected the earnings and price/book ratios based on financial multiples exhibited in transactions involving companies in the non-prime auto finance, installment lending, and credit card industries.

The fair value was determined as the average valuation of the three methodologies, which amounted to €3,174 million. The 65% maintained by the Group was estimated as the 65% of that value, which amounted to €2,063 million.

Net assets before selling the non-controlling interests amounted to €1,171 million.

25. Provisions, page F-114
e) Litigation, page F-124

21. We note your disclosure of tax-related and non-tax-related proceedings. Please tell us where you have provided disclosure that clearly distinguishes between provisions and contingent liabilities for these proceedings. Please clearly identify your classes of provisions and contingent liabilities, as well as how you determine those classes. Refer to paragraphs 84-88 of IAS 37.

Response

We acknowledge the Staff’s comment and we will revise our disclosure in future filings as shown below:

“e)       Litigation

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine amounts to be provided as our best estimate of the expenditure required to settle the corresponding claim based, among others, on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or by considering the historical average amount of loss of such category of lawsuits.

i. Tax-related proceedings
At December 31, 2011, the main tax-related proceedings concerning the Group were as follows:
•
“Mandados de Seguranca” filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008. As of December 31, 2011, the estimated loss related to this proceeding is fully provisioned.

•
“Mandados de Seguranca” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. As of December 31, 2011, the estimated loss related to this claim is fully provisioned.

•
“Mandados de Seguranca” filed by Banco Santander (Brasil) S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Seguranca” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. As of December 31, 2011, the estimated loss  related to this claim is fully provisioned.

•
   Real Leasing, S.A. Arrendamiento Mercantil and Banco Santander (Brasil), S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995. The former shareholders of the entity from which the tax authorities have demanded payment agreed to assume the liability in connection with this claim.

•
Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. As of December 31, 2011, the estimated loss related to these proceedings is fully provisioned.

•
In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2011, the estimated loss  related to these proceedings is fully provisioned.

•
In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the amortization of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (“CARF”), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities may appeal against this decision at a higher administrative instance. In

June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF. Based on the advice of its external legal counsel and in view of the recent decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

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In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), as the successor by merger to ABN AMRO Brasil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal against the infringement notice. Banco Santander (Brasil), S.A. is responsible for any adverse outcome in this process as a former controller of Santander Seguros, S.A. (Brasil). As of December 31, 2011, there is no provision in connection with this proceeding as it is considered as a contingent liability. Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The aforementioned entity filed an appeal against the infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared non appealable for year 2002. Proceedings relating to tax years 2003 to 2006 are ongoing. As of December 31, 2011, there is no provision in connection with this claim as it is considered as a contingent liability.

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A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings. The higher court hearing took place in April 2012 the judgement found in favor of the tax authorities upholding their appeal. Abbey National Treasury Services plc is evaluating the impact of this judgement but does not expect any adverse impact due to the provisions held in connection with this matter.

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Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States for fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. In addition, if the outcome of this legal action is favorable to Santander Holdings USA, Inc., the amounts paid in relation to this matter with respect to 2006 and 2007 would also have to be refunded.

At the date of approval of these consolidated annual financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings
At December 31, 2011, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance) to its customers.

The provisions recorded by Santander UK in respect of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks – the mis-selling issues are predominantly related to business written before 2009.

On July 1, 2008, the UK Financial Ombudsman Service (“FOS”) referred concerns regarding the handling of PPI complaints to the UK FSA as an issue of wider implication. On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on August 10, 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (“BBA”), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making provisions and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

In this context, in the first half of 2011 the Group recognized a provision, with a post-tax effect on results of € 620 million (GBP538 million), which was calculated on the basis of an estimate of the number of claims that will be received, of the number of claims that will be upheld and of the estimated average amount of compensation in each case, in line with what other UK banks had done.

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Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at the Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to € 30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by Lanetro, S.A. was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank has to subscribe to 75.1 million shares at their par value of € 0.4 per share, totaling € 30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank opposed. On May 23, 2011, the Bank was served notice of the decision of May 6, 2011, dismissing the appeal for reconsideration and upholding the order of January 25, 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal against the decision dismissing the previous appeal for reconsideration; in this regard, the Bank has duly appeared and filed a notice of opposition.

As of December 31, 2011, the estimated loss related to this claim  is fully provisioned.

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Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. (“Galesa”) against the Bank at the Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to € 51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) € 18,428,076.43 relating to the value of the property auctioned; (ii) € 32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) € 360,000 relating to loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff € 4,458,960.61, and Galesa to pay the Bank € 1,428,075.70, which resulted in a net loss of € 3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010, one by Galesa and the other by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa, as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount € 400,000.

Galesa filed a cassation appeal with the Supreme Court against this decision, which was given leave to proceed in an order dated October 11, 2011, and the Bank submitted a notice of opposition.

As of December 31, 2011, the estimated loss related to this proceeding  is fully provisioned.

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Declaratory large claims action brought at the Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversion Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay € 1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional € 72.9 million relating to the replacement value of the assets foreclosed and subsequently sold by the Bank, and to pay all the related court costs. The Bank and Inversion Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversion Hogar, S.A. On completion of the clarification procedure, Inversion Hogar, S.A. and its subsidiaries filed a cassation appeal against the aforementioned decision and an extraordinary appeal for procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversion Hogar S.A. and subsidiaries. On October 18, 2011, a judgment was handed down declaring that the appeals filed were not admissible. The appellants filed various applications for clarification of the judgment, challenges and a motion for annulment, which were dismissed. The appellants have subsequently filed new requests and reconsideration appeals.

As of December 31, 2011 there is no provision in connection with this claim as it is considered as a contingent liability

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Claim in an ordinary proceeding filed by Ines Arias Dominguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately € 43 million, plus interest and costs. The plaintiffs, who were former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.), alleged that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, in relation to the sale of shares owned by the plaintiffs to another company called Invercamara, S.A. This claim wascontested by Santander Investment, S.A. on November 5, 2007.

After the declaration of the stay of the proceeding based on civil prejudgement decreed by the ordinary court resolution dated September 11, 2008 which was confirmed by the County Court of Madrid resolution dated May 24, 2010, pre-trial hearing has taken place on the April 16, 2012.

As of December 31, 2011, the estimated loss related  to this claim is fully provisioned.

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After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011 Banco Santander, S.A. filed a new request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity DELFORCA 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming € 66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. This arbitration proceeding is currently in progress.

Additionally, Mobilaria Monesa, S.L. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and resolved in the aforementioned arbitration proceeding, a circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

This proceeding was stayed by the Santander Provincial Appellate Court in an order dated December 20, 2010 due to the Court admitting the preliminary civil ruling grounds claimed by the Bank.

The above stay continues to be in effect due to an order dated October 11, 2011 by Santander Court of First Instance no. 5, based on the new arbitration proceeding brought by Banco Santander, S.A. An appeal was filed against this order by DELFORCA 2008, Sociedad de Valores S.A. at the Santander Provincial Appellate Court.

Finally, by resolution stated by court order of first instance number 1 of Madrid, has been admitted an application – legal proceeding 398/2012, action-a-law suit DELFORCA 2008 against Banco Santander S.A.- in claim of an indeterminate sum, for the purpose of compensation of damages, derived from the performance of Banco Santander with regards to the declaration of the early termination of Financial Transaction Framework Agreement (CMOF) entered into between the above mentioned company and the Bank, as well as the financial transactions covered by the agreement. The Bank is in the process of pleading against the said law suit.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

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Former employees of Banco do Estado de Sao Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the Bylaws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil) S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labor Court and the Supreme Federal Court. The High Labor Court ordered the aforementioned half-yearly bonus to be paid. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers.

As of December 31, 2011, the amount of the litigation loss risk deemed likely is  provisioned.

•	“Planos economicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos economicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the statute of limitations period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the plaintiffs, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the planos from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed. As of December 31, 2011, the amount of the litigation loss risk deemed likely is provisioned.

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Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to court costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the rest of the decision. Both parties also filed notices of opposition against the appeal filed by the other party, and appeared at the Provincial Appellate Court.

In addition, on March 29, 2011 the Bank filed a notice of opposition against the specific measures provisionally enforcing the judgment. The Bank’s opposition to the aforementioned measures was upheld in a decision dated September 5, 2011.

As of December 31, 2011, the estimated loss related to this claim is fully provisioned.

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On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterraneo Hispa Group S.A. at the Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving € 31,704,000 in principal and € 2,711,567.02 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. On February 29, 2012, final evidence was produced.

There is no provision recorded for this claim as it is considered as a contingent liability.

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The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets underlying the securities.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold –Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss of € 46 million was recognized in the consolidated income statement (€ 33 million after tax).

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was € 143 million (€ 100 million after tax), which were recognized in the consolidated income statement for 2008.

Certain claims have been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations at the time of each sale or subscription and that the fact that the Group acted as intermediary did not give rise to any liability in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

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The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the SEC took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was € 2,330 million, of which € 2,010 million related to institutional investors and international private banking customers, and the remaining € 320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled € 1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€ 500 million -€ 350 million after tax-) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority. As the SEC itself has stated, Madoff

Securities had been regularly inspected by the aforementioned supervisory body in recent years, and at no time was its reputation and solvency questioned by the market or by the US supervisory authorities.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 (referred to above). The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, S.A. (“OIS”), an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of USD 1,540,141,277.60 and USD 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of USD 500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. The payments totaled USD 129,057,094.60 for Strategic U.S. Equity and USD 106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate (in liquidation). The agreement also contains an “equal treatment” provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to make the percentages applied to the funds equal to those applied to other investors in comparable situations.

The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to its due diligence, in which the trustee concluded that its conduct did not provide grounds to assert any claim against the Optimal companies or any other entity of Santander Group (other than the clawback claims described above, which did not arise from any inappropriate conduct by the funds).

The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in  liquidation), to the extent the claims arise out of the funds’ dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the largest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

In April 2011, by means of a corporate operation, the funds Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series, Optimal Multiadvisors Ireland plc / Optimal Strategic US Equity Ireland Euro Fund and Optimal Multiadvisors Ireland plc / Optimal Strategic US Equity Ireland US Dollar Fund offered unitholders the possibility of voluntarily liquidating their units and shares in these funds in exchange for shares in a special purpose vehicle in the Bahamas (SPV Optimal SUS Ltd., the “SPV”) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds held their assets, assigned in full the claim recognized by the trustee of the Madoff Securities liquidation, mentioned previously, the nominal amount of which totaled USD 1,540,141,277.60 and became part of the assets of the SPV.

This arrangement enabled the investors to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also enabled them to sell their claim directly or by means of a sales procedure through a private auction organized by OIS.

As a result of this transaction, 1,021 million shares of the 1,539 million issued by the SPV are now directly owned by the unitholders of the three aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million of those 1,021 million shares were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the transaction.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against Madoff Securities, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.

The Santander Group, as a unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, and it recognized in the 2011 income statement, as a result of the cash proceeds from that sale, a recovery of approximately € 249 million of the initial loss.

At December 31, 2011, the Santander Group held an interest of approximately 20% in the SPV through the Optimal Strategic US Equity fund.

At the date hereof, certain claims have been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As indicated above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the three cases in which the decisions handed down partially upheld the claim based on the particular circumstances of these cases (which have been appealed against by the Bank), no provisions were recognized for the other claims since the risk of loss is considered remote.

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On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a complaint in the U.S. District Court for the Southern District of New York (the “NY Court”) solely as the trustee for the Trust for Preferred Income Equity Redeemable Securities (“PIERS”) under an indenture dated September

1, 1999, as amended, against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”). The complaint asserts that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a “change of control” under the Trust PIERS.

If the acquisition is deemed to constitute a “change of control” in accordance with the definitions applicable to the Trust PIERS, Sovereign would be obliged to pay a considerably higher interest rate on the Sovereign subordinated debentures held in trust for the holder of the Trust PIERS and the principal amount of the debentures would accrete to USD 50 per debenture as of the effective date of the “change of control”. Under the Trust PIERS, no “change of control” occurs if, among other reasons, the consideration in the acquisition consisted of shares of common stock traded on a national securities exchange. Banco Santander, S.A. issued American Depositary Shares (ADSs) in relation to the acquisition that were traded on the New York Stock Exchange.

The increased rate in the event of a “change of control” is defined in the indenture as the greater of (i) 7.41% per annum; and (ii) the rate determined by a reference agent in accordance with a process established in the indenture.

There is no “change of control” under the Trust PIERS indenture, among other reasons, if the consideration for the acquisition consisted of shares of common stock listed on a national securities market. Banco Santander issued American Depositary Shares (ADSs) in relation to the acquisition that were traded and continue to be traded on the New York Stock Exchange.

The NY Court was asked to declare that the acquisition of Sovereign was a “change of control” under the Indenture and seeks damages equal to the interest that the complaint alleges, should have been paid by Sovereign to the Trust PIERS holders. On December 13, 2011, the NY Court issued its decision granting the Trustee’s motion for summary judgment and denying the cross-motion filed by Sovereign. The NY Court ruled that the term “common stock” used in the “change of control” provision of the Indenture did not include ADSs and, therefore, a “change of control” had occurred. The NY Court referred the matter of the calculation of damages to a magistrate judge. This inquest on damages is unlikely to be concluded before June 2012. A final judgment that may be appealed will not enter until damages are determined.

At December 31, 2011, the Group had recognized provisions for the estimated amount of the contingency with third parties (USD 139 million), which includes the accrued  interest at 7.410% from January 31, 2009 to December 31, 2011 and the value of accreting the debentures to par (USD 50). In its Application for Damages submitted on March 16, 2012, the Trustee claims that the reset rate under the Indenture should be 13.61%, which if accepted by the NY Court would increase the impact of the unfavorable outcome described above. The Trustee requests damages in excess of USD 277,707,040 for unpaid back interest (USD 277,707,040 representing unpaid back interest through March 12, 2012) plus approximately USD 2,000,000 in legal fees. The Group’s liability would be 40.53% of the total claim, percentage which represents the contingency with third parties.

On April 16, Sovereign submitted a response to the Trustee’s Damages Application, arguing that the reset rate should be in no event higher than 8.31%. The magistrate has yet to schedule a hearing as to damages. The Group continues to assert that the acquisition of Sovereign by Banco Santander did not constitute a “change of control” under the Trust PIERS Indenture and that the Trustee’s damages are exaggerated. Accordingly, Sovereign intends to appeal the NY Court’s finding that the acquisition was a “change of control” and the damages assessed, upon completion of the inquest and entry of a final judgment against Sovereign.

The Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of its business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters.

Uncertainties exist about what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery.

Considering all available information, the Bank believes that at 2011, 2010 and 2009 year-end the Group had reliably estimated the obligation related to each proceeding and had recognized adequate provisions, when required, that reasonably cover the liabilities that might arise from these tax-related and non-tax-related proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations.

The total amount of payments made by the Group arising from litigation in 2011, 2010 and 2009 is not material with respect to these consolidated financial statements.

52. Geographical and business segment reporting, page F-174

22. We note that you recorded a substantial amount of equity for your Corporate Activities segment, causing your Intra-Group elimination adjustment for this line item to be large compared to the consolidated balance. Please revise your future filings, either here or in management’s discussion and analysis, as appropriate, to discuss specifically the reasons for allocating such a large amount of capital to this segment.

Response

We acknowledge the Staff´s comment and we will revise the disclosure in future filings as shown below:

“The Corporate Activities segment acts as the Group’s holding.  Therefore it manages all equity (capital and reserves of all the units) and determines the allocation of it to each of the units. The total equity of the Group (€77,115 million) is initially assigned to this segment, and is then allocated in accordance with corporate policies to the business units (€67,699 million).  This allocation is shown as an asset of the Corporate Activities segment (included in “other asset accounts”) and as a liability of each business unit (included in “equity, share capital & reserves”). Therefore, the allocation is reflected in the Intra-Group elimination adjustment balance sheet in order not to duplicate the balances and obtain the total consolidated balance sheet for the Santander Group.”

54. Risk Management, page F-185
Debt restructuring and payment agreements, page F-200

23. Please revise your future filings to disclose the factors considered when concluding that a loan was modified due to a borrower’s change in their economic situation such that their loan is classified as renegotiated or restructured as compared to modifications made to loans where borrowers have not had a change in their economic situation and thus, are not considered restructured or renegotiated. Also, quantify the amount of loans that have been modified but are not considered renegotiated or restructured for each reported period.

Response

We acknowledge the Staff´s comment and we will revise the disclosure in future filings as shown below:

“As part of their continuous monitoring activities, the risk departments and the recoveries business area, in coordination with the business areas, perform centralized actions to identify which customers might be restructuring targets.  The ability to pay is the central factor of the analysis, since the purpose of the restructuring is for the customer to continue to settle its debts.  The main factors considered in determining whether a change in the borrower’s economic situation has occurred such that, after modifications in the terms of the loan, such loans would be classified as restructured are: non-payment, ~~or~~ frequent payment delays ~~and~~ or a reduction in income levels that might indicate a change in the customer’s economic situation and, accordingly, a deterioration in its ability to pay. Otherwise, modified loans where borrowers’ economic situation has not changed will not be considered restructured.”

With respect to the Staff’s request to quantify the amount of loans that have been modified but are not considered restructured, we respectfully inform the Staff that we do not analyze separately these type of transactions (even for management purposes). We do not consider these transactions to be problematic because they are part of the ongoing banking relationship with creditworthy customers classified as standard situations and with good ratings.

24. You disclose certain loss mitigation activities that you utilize as part of your continuous monitoring activities, including loan restructurings and refinancings. Please revise your disclosure in future filings to address the following:

•
Explain how you restructured and/or refinanced those loans by stating whether you extended loan terms, changed the interest rate of a loan, or reduced principal owed, and quantify the extent to which you restructured and/or refinanced such loans. To the extent that you modified or renegotiated the original terms of loans using other methods, please explain those methods and quantify the extent to which you utilized the methods.

•
Please clarify whether the reduction of construction and property development risk exposure as you discuss on page F-203 was a result of renegotiating an original loan by issuing a new loan for construction and/or development of the same property, and if so, quantify the extent to which you are performing such renegotiations.

•
We also note your disclosure on page 144 that the amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated, is not material with respect to your financial statements taken as a whole. Please tell us how you determined that such renegotiated loans were not material given that your disclosure on page 248 appears to indicate €10.167 billion loans were refinanced as of December 31, 2011, and that amount is 31.7% of total non-performing loans.

Response

In response to the three bullet items in the comment above, we have prepared the following responses presented in the same order as above with the Staff’s comments in bold and underlined.

Explain how you restructured and/or refinanced those loans by stating whether you extended loan terms, changed the interest rate of a loan, or reduced principal owed, and quantify the extent to which you restructured and/or refinanced such loans. To the extent that you modified or renegotiated the original terms of loans using other methods, please explain those methods and quantify the extent to which you utilized the methods.

We acknowledge the Staff´s comment and we will revise the disclosure in future filings in Note 54 (Debt restructuring and payment agreements) to our consolidated financial statements as shown below:

“The Group´s risk corporate policy establishes two types of restructurings based on the client’s situation:

•	Clients with slight and prolonged deterioration in payment capacity:

•	Term extensions: the customer’s installment is reduced by means of lengthening the amortization period of the loan.

•
Final bullet: the customer’s installment is reduced through postponing part of the principal, which is paid together with the last installment.  This alternative is considered in those cases in which it is not viable to extend the period and when there is a collateral that increases the likelihood of collecting the final installment (e.g. mortgages).

•	Clients with severe transitory deterioration in payment capacity:

•
Increasing installment: used when the customer’s payment capacity is likely to improve gradually over time; thus, the installment gradually increases in order to adapt to the aforesaid payment capacity.

•
Short-term adjustments: a payment moratorium is applied on the principal during a short period, until the customer recovers his original payment capacity.  This option is applied in cases in which, as a result of an individual analysis, it is reasonably certain that the customer’s payment capacity will recover in the short term.”

The most common methods used by the Group to restructure loans are term extensions and short-term adjustments, but we respectfully inform the Staff that we do not have quantification by method.

Please clarify whether the reduction of construction and property development risk exposure as you discuss on page F-203 was a result of renegotiating an original loan by issuing a new loan for construction and/or development of the same property, and if so, quantify the extent to which you are performing such renegotiations.

We respectfully inform the Staff that none of the reduction of our exposure to construction and property development resulted from the renegotiation of an original loan by issuing a new loan for construction and/or development of the same property.  We will revise the disclosure in future filings to clarify the evolution of our exposure to construction and property development as shown below:

“2011
(in millions of euros)
Opening balance	27,334
Foreclosures assets	(914)
Reductions(1)	(2,742)
Write offs	(236)
Closing balance (net)(1)	23,442

(1)           Includes sales of portfolios, cash recoveries and third parties subrogations.”

We also note your disclosure on page 144 that the amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated, is not material with respect to your financial statements taken as a whole.  Please tell us how you determined that such renegotiated loans were not material given that your disclosure on page 248 appears to indicate €10.167 billion loans were refinanced as of December 31, 2011, and that amount is 31.7% of total non-performing loans

We respectfully inform the Staff that we determined that our restructured loans were not material in comparison with the Group’s total lending.  We will revise our disclosure relating to our refinancing loans in future fillings as shown in our response to comment 26 and we will eliminate the referenced text on page 144 of the 20-F as shown below:

“~~The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated, is not material with respect to the Group’s financial statements taken as a whole~~.”

25. You disclose that when you modify the terms of loans to customers under normal classification due to a change in their economic situation it is not necessary to establish provisions to cover these transactions. Please revise your future filings to address the following:

•	Discuss how your statement, that it was not necessary to make loan loss provisions for these loans, complies with the guidance in paragraph AG84 of IAS 39.
•	Tell us and disclose the balances of loans modified in this manner for each reporting period, if not disclosed already under the balance of renegotiated or refinanced loans.
•
Tell us whether you include these types of restructurings in your impaired loan disclosures. If not, tell us why not considering that you no longer expect to collect the amounts due according to the original contractual terms. If so, tell us if you ever remove these loans from your impaired loan disclosures due to continued payment performance or other circumstances, and describe the circumstances under which this would occur.

•
You disclose that these loans are subject to special monitoring. Discuss your procedures for monitoring these loans and clarify whether you segregate these loans into separate loan pools for the purposes of determining the allowance for loan losses. If not, please tell us how you considered paragraph AG87 of IAS 39 in concluding that this was appropriate.

Response

In response to the four bullet items in the comment above, we have prepared the following responses presented in the same order as above with the Staff’s comments in bold and underlined.

Discuss how your statement, that it was not necessary to make loan loss provisions for these loans, complies with the guidance in paragraph AG84 of IAS 39.

We respectfully inform the Staff that we are required to calculate the allowances according to the instructions established by Bank of Spain. Therefore, we calculate allowances for loan losses applying the methodology described in Item 5 and note 2-g of the 20-F.  Then, we compare the amount of allowances calculated using the methodology established by Bank of Spain with the amount of provisions that result from applying our internal models, which are consistent with IAS 39. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance was not material for any of the three years ending December 31, 2011.

Moreover, under IFRS and Bank of Spain rules, the modification of the contractual cash flows of a loan does not directly result in an impairment loss. An impairment loss is measured “as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).” Consequently, we do not classify such restructured loans as impaired because we consider that the new estimated cash flows discounted at the original effective interest rates, are higher than their carrying value, and therefore no impairment loss is recorded upon their restructuring. However, we keep them under special watch until their expiry.

Tell us and disclose the balances of loans modified in this manner for each reporting period, if not disclosed already under the balance of renegotiated or refinanced loans.

We confirm to the Staff that these loans were not already disclosed under the balance of refinanced loans.  We respectfully refer the Staff to our response to comment 26, where we disclose a proposed breakdown of loans modified in this manner classified as impaired.

Tell us whether you include these types of restructurings in your impaired loan disclosures. If not, tell us why not considering that you no longer expect to collect the amounts due according to the original contractual terms. If so, tell us if you ever remove these loans from your impaired loan disclosures due to continued payment performance or other circumstances, and describe the circumstances under which this would occur.

Loans for customers under normal classification (excluding non-performing loans) that have been restructured are kept on normal classification, but they are subject to a special monitoring.  These restructurings are made due to a change in their economic situation that could eventually affect the client’s payment capacity.  By means of the restructuring, we believe that this contingency can be resolved by adapting the debt conditions to the customer’s new capacity, thereby facilitating compliance with the payment obligations.

You disclose that these loans are subject to special monitoring. Discuss your procedures for monitoring these loans and clarify whether you segregate these loans into separate loan pools for the purposes of determining the allowance for loan losses. If not, please tell us how you considered paragraph AG87 of IAS 39 in concluding that this was appropriate.

We will revise the disclosure in future filings to discuss our procedures for monitoring these restructured loans as shown below:

“The Group’s risk policy establishes management and control mechanisms for restructuring operations (allowing us to manage such operations in a differentiated way), paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits to the most relevant items.

•
Monitoring portfolio evolution and assessing the degree of compliance with the projections prepared in the planning phase.  If significant deviations arise regarding the projections the Group has processes in place to design and adopt of corrective measures.”

We respectfully inform the Staff that this portfolio of loans is segregated in separate loan pools for the purposes of determining the allowance for losses.

26. In this regard, please revise your disclosure in future filings to include tabular roll forwards for both your performing and non-performing renegotiated, restructured, and refinanced loans. The roll forward should separately quantify each type of change and describe the reasons for material trends in the balance of these loans for each reporting period.

Response

We acknowledge the Staff’s comment and we will revise the disclosure in future filings as shown below. We have provided sample disclosure below of the main movements in 2011:

“The table below sets forth the movements in our refinancing assets for the periods shown:

(in millions of euros)	Year ended Dec. 31,
2011
Refinancing: Opening balance	5,956
Of which: Performing loans	2,852
Non-performing loans	3,104
New refinancings during period	6,556
Reductions (*)	(2,178)

Refinancing: Closing balance	10,334
Of which: Performing loans	4,765
Non-performing loans	5,569
(*) Includes movements due to cash recoveries, forecloses and write-offs.

In addition, as of December 31, 2011 the Group had €7,518 million classified as non-performing loans corresponding to credits that were classified as standard when they were restructured (3,795 as of December 31, 2010). The increase during 2011 is primarily due to the deterioration of the economic situation in Spain and Portugal. By segment, this evolution is mainly concentrated in enterprises, particularly those related to real estate activities.”

Furthermore we will explain in our future filings any other significant differences or trends between reported periods, if any.

b. Analysis of home purchase loan portfolio, page F-202

27. We note your disclosure of loan to value (LTV) ratios on page F-203, and specifically, your disclosure of two gross amounts for each LTV category. Please tell us if these amounts represent LTVs at origination and updated LTVs at the reporting period. If so, revise your disclosure to more clearly state that. If not, tell us why you believe it is useful to disclose two separate gross amounts for each LTV category. To the extent that only a portion of the property values have been updated since origination, clearly indicate the amount of loans by LTV category related to properties for which you have not updated the property values since origination.

Response

Our disclosure on page F-203 breaks down the gross amount of our home mortgage loans (€58,535 million) by LTV ratios at origination (as requested by Bank of Spain) and by LTV ratios updated as of the reporting date (as requested by the Staff in its letter dated February 10, 2012). We acknowledge the Staff’s comment and we will revise our disclosure in future filings as shown below:

 “The following table sets forth the loan to value ratio of our home purchase loan portfolio with mortgage guarantee as of the December 31, 2011 taking into account guarantee values at the time of origination and updated as of December 31, 2011 as explained below:

In millions of euros	31/12/11
	Loan to value
	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount at origination	13,020	16,503	21,941	6,474	597	58,535
Gross amount updated (*)	15,653	14,053	16,747	9,518	2,564	58,535
Of which: Doubtful	177	271	598	425	107	1,579
(*)	The gross amount is updated using ~~taking into consideration~~ published housing prices indices.

As disclosed on page F-203 of the 20-F, we update LTVs using new appraisals undertaken by external appraisers when a debtor becomes doubtful. However, for internal management purposes we update LTV ratios at least once a year for the entire home purchase loan portfolio with mortgage guarantee using housing price indices.

c. Property financing provided for construction and property development, page F-203

28. You disclose, on page F-204, that the excess over collateral for your construction and property development loans corresponds to the amount of the loan which is not covered by the value of the property collateral assigned to each loan. Please revise your disclosure to state the date as of which your property collateral was valued and discuss whether your policy for obtaining updated appraisals for these types of loans differs from that of other loans. For example, clarify whether you obtain appraisals for construction and property development collateral on an annual basis or more frequently. Additionally, disclose whether your collateral valuations for construction or development projects that are in process contemplate collateral values “as is” or “as completed/developed.”

Response

We respectfully inform the Staff that this disclosure has been included at the request of the Bank of Spain. Accordingly, the value of the collateral presented on page F-204 must be calculated using external appraisals as of the date of origination for standard loans and as of the date the loan has become doubtful for non-performing loans. The collateral valuation for construction or development projects that are in process contemplate collateral values “as is” and not “as completed.”

We propose to include additional disclosure in future filings as shown below:

“In accordance with the requirements of the Bank of Spain, the collateral values presented in the table above have been obtained using external appraisals as of the date of origination for standard loans and as of the date the loans became doubtful for non-performing loans. The valuation of collateral for projects that are in process contemplates the values “as is” and not “as completed.””

4. Market Risk, page F-216
4.4. Risks and results in 2011, page F-221
B. Balance sheet management, page F-221
1. Liquidity management framework, page F-222

29. On page F-224, you disclose that you have a structural funding surplus of €119 billion at December 31, 2011 and on page 139 you disclose that you maintain a diversified portfolio of liquid and securitized assets throughout the year for liquidity purposes. Please revise your future filings to disclose the amount and types of securities that comprise the surplus and the liquid and securitized asset portfolio, both at the consolidated level and for each significant subsidiary or business unit. To the extent that there are significant fluctuations in the balance of these items intra-period, disclose the weighted average amount in addition to the period-end balance.

Response

We acknowledge the Staff’s comment and we propose to include additional disclosure in future filings as shown below:

“At December 31, 2011, the Group’s structural liquidity surplus stood at €119 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€91 billion), equities (€8 billion) and net deposits at central banks (€43 billion).

At December 31, 2011, the Group had liquid assets of €97 billion, public debt of €29 billion, other fixed income securities of €13 billion and central bank eligible loans of €55 billion. These liquid assets were located: €28 billion in the UK, €54 billion in the rest of  the units in the convertible currencies area, and an aggregate of €15 billion in non-convertible currencies mainly in Latin America and Poland.

The Group also had €224 billion of securitized assets, of which mortgages (covered bonds and securitizations) amounted to €160 billion (€89 billion were in the UK and €71 billion were in the rest of the units in the convertible currencies area).

In 2011, the Group’s weighted average amount of liquid assets was €103 billion, eligible for central banks.”

We respectfully inform the Staff that we only calculate the structural liquidity surplus of the Group on a consolidated basis. We do not calculate this measure for each significant subsidiary or business unit due to the intragroup effect which distorts these figures at the unit level. However, each significant subsidiary or business unit manages its own structural liquidity.

Form 6-K filed July 27, 2012

Highlights of the Period, page 6

30. We note that you recorded €2,780 million related to real estate provisions, most of which appears to be recorded during the second quarter of 2012. Given the material impact on earnings, please revise future filings to disclose in detail the reasons for this increase. Discuss the specific events and circumstances that changed your assumptions relating to these assets during the quarter (i.e. property value declines, etc.) and quantify the amounts related to each change.

Response

We acknowledge the Staff’s comment and in future filings we will disclose in detail the underlying circumstances that have a material impact on our earnings. Moreover, in our next filing we will disclose the following explanation of the €2,780 million provision related to real estate:

“In the first six months of 2012, the Spanish government implemented a process of structural reforms including a series of measures aimed at cleaning up the balance sheets of Spanish credit institutions affected by the impairment of their assets relating to the property sector.

Among the main actions carried out were the approval on February 3, 2012 of Royal Decree-Law 2/2012 and on May 18, 2012 of Royal Decree-Law 18/2012 on the clean-up of the financial sector, through which a review of the minimum provisioning percentages to be taken into consideration in the estimation of the impairment losses relating to financing granted to the property sector in Spain and to the foreclosed assets and assets received in payment of debt arising from financing granted to that sector was carried out. Spanish credit institutions are required to comply with the provisions of these regulations before December 31, 2012.

The Group estimated that these requirements would result in provisions beyond those arising from the application of the minimum percentages established hitherto by the Bank of Spain amounting to €6,800 million, of which €1,800 million were covered in 2011 as a result of the estimate of the impairment losses on the aforementioned assets and the recognition of the corresponding provisions (see Notes 10 and 12 to the consolidated financial statements for 2011).

As explained in page F-16 of the 20-F, with respect to the recognition of the impact of those Royal Decree-Laws on the Group’s IFRS-IASB consolidated financial statements for 2012, the Group will continue to apply its current procedure with regard to Spanish regulatory requirements related to the loan provision and to the valuation of foreclosed assets, i.e. it will compare the amount of the provisions for loans and foreclosed assets to be recognised at each date calculated pursuant to IFRSs (obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans) with the amount of the provisions required by the Spanish regulatory requirement including Royal Decree-Law in order to ascertain whether the difference between the two amounts is not material in relation to the Group’s consolidated financial statements as a whole and, accordingly, does not require any adjustment to be made for the preparation of the consolidated financial statements under IFRS-IASB.

In the first half of 2012, the Group assessed the impairment losses arising in the period – obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans – and recognised the corresponding provisions (€2,780 million) and, accordingly, approximately 65% of the aforementioned requirements were covered at that date.

The increase in the provisions recognised in the second quarter of 2012 was the result of the sustained downturn in the Spanish economy. These effects emerged in the first quarter and became firmly established and even intensified in the second quarter, which influenced the level of provisions deemed necessary at June 30, 2012. During this period, the Spanish economy contracted sharply, pushing the country into a stark recession, the unemployment rate continued to rise, peaking at 25%, and the credit available to both companies and individuals was severely restricted, all of which affected the amounts expected to be recovered (as a result of the worsening economic situation of borrowers) and resulted in a decrease in the value of collateral. The impact of these factors was sharply felt in the portfolios of financing to the property sector, whose non-performing loans ratio rose by 37.7% in the first half of the year. The property sector is being particularly impacted by the effects of the performance of the Spanish economy and of the restructuring of the sector itself, prompted by a drastic reduction in business volume (in the years prior to the crisis it experienced high rates of growth that cannot be maintained in the current economic climate), which is leading to a substantial reduction in installed capacity. Furthermore, the restructuring of the Spanish financial sector embarked upon by the Government is having, and is expected to continue to have, a marked impact on the property business, since as a result of the concentration of properties foreclosed by financial institutions in the last few years, there is now an excess supply in the market which is reducing still further the business of construction/real estate companies and is pushing down the prices of the property assets themselves.”

Grupo Santander Results, page 11

31. On page 14, you disclose that the increase of 41.8% in the provision for loan losses was due to higher specific provisions because of larger volumes in emerging countries and because the moment of the cycle is still very demanding in provisions in some units. We note that the provision increased by €1,928 million in the first half of 2012 as compared to the first half of 2011. Please revise future filings to discuss the underlying causes of this increase by addressing the following:

•	The underlying factors contributing to the increase in the provision as well as the factors offsetting the increase to the provision such that the total increase of €1,928 million is fully explained.
•	The loan types and country location where the increases or the offsetting decreases in the provision were observed.
•
Given that the provision is impacted by changes in the gross loan loss allowances, recoveries, and charge-offs, to facilitate an understanding of the changes in the provision, provide a roll-forward of the allowance for foreign and domestic loans, similar to the one provided on page 71 of Form 20-F, or by segment or business area if more appropriate.

Response

We respectfully inform the Staff that we provide detailed information regarding the breakdown of our loan loss provision in our discussion of operations by geographic segment beginning on page 32 of the 6-K. Nevertheless, we acknowledge the Staff’s comment and in future filings we will describe the most significant changes, if any, in greater detail as shown below:

“Net loan-loss provisions
€ Million

	H1’12	H1’11	Variation Amount	(%)
Non performing loans	7,157	5,251	1,906	36.3
Country-risk	7	4	4	88.7
Recovery of written-off assets	(625)	(644)	19	(2.9)
Total (*)	6,540	4,612	1,928	41.8

(*) As of June 30, 2012 net loan-loss provisions in Spain amounted to €1,586 million (€967 million as of June 30, 2011).

Provisions for loan losses were €6,540 million (+41.8% year-on-year). This was due to higher specific provisions because of the double-digit growth in lending in emerging countries, combined with the rise in NPLs in some countries and the moment of the cycle which is still very demanding in provisions in some units in developed countries.

The breakdown of the increase by country is set forth below:

Variation
Spain	619
Rest of Europe	310
Of which: UK	153
Portugal	150
America	999
Of which: Brasil	914
Chile	77
USA	(34)
Total	1,928

The increase in loan loss provisions in Spain was the result of the worsening economic situation in Spain in the first six months of 2012, including a contraction of the economy, which fell into recession, giving rise to an increase in the NPL ratio, which stood at 5.98%. The increase in the rest of Europe was due mainly to the rise in the NPL ratio in Portugal to 5.4%, the result of an economic cycle heading towards contraction, with falling domestic demand and private consumption, and to the increase in the United Kingdom, caused primarily by the 18% growth in lending to the SME segment. In America, loan loss provisions remained steady in comparison with 2011 in almost all countries, with the exception of Brazil, where provisions rose by €914 million as a result of the increased volume of total lending (+18%) and a slight rise in non-performing loans in the individuals portfolio, primarily in consumer products and cards, with 21% growth in the NPL ratio to 6.51%.”

32. In this regard, we note on page 21, that your generic loan loss allowances decreased by €1,045 million. Please revise your future filings to discuss the underlying causes of this decrease, including any offsetting amounts. In your proposed disclosure, specifically address the loan types and country location where the increases or the offsetting decreases in the allowance were observed, including the reasons for such change. Also, address how trends in NPL and coverage ratios impacted your generic loan loss allowance.

Response

We acknowledge the Staff’s comment and we propose to include the following disclosure in our future filings explaining the underlying causes of the evolution in our loan loss allowance:

“The decrease in the balance of the generic allowance has been caused by the following reasons:

•	The deconsolidation of SCUSA and the sale of Banco Santander Colombia, S.A. which had a generic allowance of €920 million and €40 million, respectively, as of June 30, 2011;
•	A fall in the volume of loans in Spain and Portugal due to the macroeconomic situation in those countries , which decreased our generic allowance by €193 million; and
•	The evolution of the exchange ratios in the countries in which we operate, which increased our generic allowance by €108 million.”

With respect to the ratio of NPLs to our loan loss allowance:

•	An increase in NPLs increased the Probability of Default of our portfolios and, consequently, affected the calculation of our generic allowance for loan losses; and

•	On the other hand, a higher amount of NPLs and write-offs reduces the amount of standard loans, which results in a reduction of our generic loan loss allowance.”

* * * *

In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our Form 6-K for the six months ended June 30, 2012 (which updates our 2011 Form 20-F for purposes of Item 8.A.5 of Form 20-F) to the extent such disclosures are applicable.  These and all other such disclosures will be included in our 2012 Form 20-F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-91-558-18-60.

Very truly yours

/s/ José Antonio Álvarez
José Antonio Álvarez Chief Financial Officer

cc:	Mr. José Manuel de Araluce, Banco Santander S.A
Mr. Javier del Castillo, Banco Santander S.A
Mr. Nicholas A Kronfeld, Davis Polk & Wardwell LLP
Ms. Carmen Barrasa, Deloitte